

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Ayelet Dugary
Chief Financial Officer
SIGA Technologies, Inc.
35 East 62nd Street
New York, NY 10065

> **Re: SIGA Technologies, Inc.**
> **Form 8-K**
> **Filed September 28, 2010**
> **File No. 000-23047**

Dear Mrs. Dugary:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant